The Putnam Fund for Growth and Income

(Amendment to Portion of Agreement and Declaration of Trust Relating to Shareholders’ Rights)

The following is added as Article VI, Section 6:

Article VI, Section 6: The Trust shall have the right at its option and at any time to redeem shares of any beneficiary at the net asset value thereof as determined in accordance with the Bylaws: (i) if at such time such beneficiary owns fewer shares than, or shares having an aggregate net asset value of less than, an amount determined from time to time by the Trustees; or (ii) to the extent that such beneficiary owns shares of a particular series of shares equal to or in excess of a percentage of the outstanding shares of that series determined from time to time by the Trustees; or (iii) to the extent that such beneficiary owns shares of the Trust representing a percentage equal to or in excess of such percentage of the aggregate number of outstanding shares of the Trust or the aggregate net asset value of the Trust determined from time to time by the Trustees.